Exhibit 99.154

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2021 (UNAUDITED)

- - - - - - - - - - - - - - - - - - -

BITFARMS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)

	Note	March 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash		$53,033	$5,947
Trade receivables		1,030	1,103
Other assets	3	3,350	500
Electrical component inventory		327	169
Digital assets	4	32,428	-
Embedded derivative	6	-	1,449
TOTAL CURRENT ASSETS		90,168	9,168

NON-CURRENT ASSETS:
Property, plant and equipment	5	45,438	35,793
Right-of-use assets	7	5,245	5,393
Long-term deposits and equipment prepayments	5c	22,829	973
Intangible assets		315	377
TOTAL NON-CURRENT ASSETS		73,827	42,536

TOTAL ASSETS		$163,995	$51,704
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables and accrued liabilities		3,124	$2,696
Current portion of long-term debt	6	46	17,171
Current portion of lease liabilities	7	6,404	3,626
Taxes payable		745	316
Warrant liability		-	4,668
TOTAL CURRENT LIABILITIES		10,319	28,477

NON-CURRENT LIABILITIES:
Long-term debt	6	116	174
Lease liabilities	7	9,347	7,397
Asset retirement provision		220	209
Deferred tax liability	8b	2,090	-
TOTAL NON-CURRENT LIABILITIES		11,773	7,780

TOTAL LIABILITIES		22,092	36,257

EQUITY:
Share capital		156,451	32,004
Contributed surplus		10,074	5,588
Accumulated other comprehensive income		5,128	-
Accumulated deficit		(29,750)	(22,145)
TOTAL EQUITY		141,903	15,447

TOTAL LIABILITIES & EQUITY		$163,995	$51,704

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

2

BITFARMS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS
(In thousands of U.S. dollars, except earnings per share data)

		Three months ended March 31,
	Note	2021	2020
Revenues	4, 13b	$28,432	$9,212
Cost of sales		9,120	7,917
Gross profit		19,312	1,295

General and administrative expenses		2,819	2,805
Loss on disposition of digital assets	4	22	-
Operating income (loss)		16,471	(1,510)

Gain on disposition of property, plant and equipment		(19)	-
Net financial expenses	12a	23,425	1,022
Net loss before income taxes		(6,935)	(2,532)

Income tax expense (recovery)	8b	670	(108)

Net loss		$(7,605)	$(2,424)

Other comprehensive income
Revaluation gain on digital assets (net of tax)	4	5,128	-

Total comprehensive loss		$(2,477)	$(2,424)

Net loss per share (in U.S. dollars):	12b

Basic and diluted net loss per share		$(0.06)	$(0.03)

Basic and diluted weighted average number of shares		123,877,035	84,048,408

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

3

BITFARMS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of U.S. dollars, except for quantity of shares)

						Accumulated
						other
	Quantity of	Share	Contributed	Accumulated		Comprehensive	Total
	shares	capital	surplus	deficit	Total	income	equity
Balance as of January 1, 2021	88,939,359	$32,004	$5,588	$(22,145)	$15,447	$-	$15,447
Net loss	-	-	-	(7,605)	(7,605)	-	(7,605)
Share-based payment (Note 11)	-	-	420	-	420	-	420
Issuance of common shares (Note 9)	26,042,398	57,483	-	-	57,483	-	57,483
Conversion of long-term debt (Note 9)	8,474,577	5,000	-	-	5,000	-	5,000
Exercise of warrants and stock options (Note 9)	21,560,530	61,964	4,066	-	66,030	-	66,030
Unrealized gain on revaluation of digital assets, net of tax (Note 4)	-	-	-	-	-	5,128	5,128
Balance as of March 31, 2021	145,016,864	$156,451	$10,074	$(29,750)	$136,775	$5,128	$141,903

Balance as of January 1, 2020	83,620,630	$33,944	-	$(5,856)	$28,088	$-	$28,088
Net loss	-	-	-	(2,424)	(2,424)	-	(2,424)
Share-based payment	500,000	-	1,010	-	1,010	-	1,010
Exercise of warrants	500,000	200	-	-	200	-	200
Balance as of March 31, 2020	84,620,630	$34,144	$1,010	$(8,280)	$26,874	$-	$26,874

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

4

BITFARMS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

		Three months ended March 31,
	Note	2021	2020
Cash flows from operating activities:
Net loss		$(7,605)	$(2,424)
Adjustments for:
Depreciation and amortization		3,008	2,980
Net financial expenses	12a	23,425	1,022
Digital assets mined	4	(27,190)	(8,980)
Digital assets liquidated	4	1,717	8,884
Loss on disposition of digital assets	4	22	-
Share-based payment	11	420	1,010
Interest and financial expenses paid		(564)	(1,292)
Deferred taxes, net		241	-
Gain on disposal of property, plant and equipment		(19)	-
		1,060	3,624
Changes in non-cash working capital components	14	(1,891)	239
Net cash related to operating activities		(8,436)	1,439

Cash flows from investing activities:
Purchase of property, plant and equipment and intangible assets		(6,896)	(761)
Proceeds from sale of property, plant and equipment		33	7
Advance payments for equipment	5c	(21,883)	(107)
Net cash related to investing activities		(28,746)	(861)

Cash flows from financing activities:
Issuance of common shares and warrants		57,483	-
Exercise of warrants		40,550	200
Exercise of stock options		671	-
Repayment of lease liabilities		(1,066)	(181)
Repayment of long-term debt		(13,374)	(419)
Net cash related to financing activities		84,264	(400)

Exchange rate differences on currency translation		4	(5)

Net change in cash and cash equivalents		47,086	173
Cash at the beginning of the period		5,947	2,159

Cash at the end of the period		$53,033	$2,332

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

5

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 1: REPORTING ENTITY, BASIS OF PRESENTATION AND LIQUIDITY

a.	Bitfarms was incorporated under the Canada Business Corporation Act on October 11, 2018. The interim condensed financial statements of the corporation as at March 31, 2021 and 2020 comprise the accounts of Bitfarms Ltd. and its wholly owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The activities of the Company are divided into two reportable segments: the cryptocurrency mining segment (referred to as “Backbone”) and the electrical services segment (referred to as “Volta”), as described in Note 13 “Reportable segments”.

Bitfarms is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations. In addition, adverse changes to the factors mentioned above may impact the recoverability of the Company’s digital assets and property, plant and equipment resulting in impairment charges being recorded.

The common shares of the Company are listed under the trading symbol BITF of the TSX Venture Exchange and under the trading symbol BFARF on the U.S. OTC.

b.	These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34.

These interim condensed consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company and the notes thereto for the year ended on December 31, 2020. These interim condensed consolidated financial statements were approved by the Board of Directors on May 26, 2021.

c.	In March 2020, the World Health Organization declared COVID-19 a pandemic. The potential impacts that COVID-19 may have on the Backbone operating segment include potential increases in cryptocurrency price volatility, difficulty obtaining new financing due to a global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. The Backbone operating segment has been, and is expected to, continue operating throughout the pandemic. Volta’s services are considered to be essential by government authorities and have been, and are expected to continue, operating throughout the pandemic. No significant impacts of COVID-19 have been observed on Backbone or Volta’s operations for the three months ended March 31, 2021.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. It is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

6

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 1: REPORTING ENTITY, BASIS OF PRESENTATION AND LIQUIDITY (Cont.)

d.	In these financial statements, the following terms shall have the following definitions:

1.	Backbone	Backbone Hosting Solutions Inc.
2.	Volta	9159-9290 Quebec Inc.
3.	BTC	Bitcoin
4.	BVVE	Blockchain Verification and Validation Equipment
5.	CAD	Canadian Dollars

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The interim condensed consolidated financial statements have been prepared following the same accounting policies used in the audited annual consolidated financial statements for the year ended December 31, 2020.

The accounting policies have been applied consistently by the Corporation’s entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

NOTE 3: OTHER ASSETS

	March 31,	December 31,
	2021	2020
Sales taxes receivable	$1,895	$297
Prepaid expenses	1,455	203
	$3,350	$500

NOTE 4: DIGITAL ASSETS

Bitcoin transactions and the corresponding values for the three months ended March 31, 2021 and 2020 were as follows:

	Three months ended March 31,
	2021		2020
	Quantity	Value	Quantity	Value
Balance as of January 1,	-	$-	-	$-
Bitcoin mined*	598	27,190	1,087	8,980
Bitcoin exchanged for cash and services	(3)	(171)	(913)	(7,441)
Bitcoin exchanged for long-term debt repayment	(47)	(1,546)	(159)	(1,283)
Loss on disposition of Bitcoin	-	(22)	-	-
Prior period accounting policy change	-	-	-	(160)
Revaluation of digital assets**	-	6,977	-	-
Balance as of March 31,	548	$32,428	15	$96

7

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 4: DIGITAL ASSETS (Cont.)

*	Management estimates the fair value of Bitcoin mined on a daily basis, as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement

**	The revaluation of digital assets is presented in other comprehensive income net of $1,849 of deferred income tax as described in Note 8b.

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

a.	As at March 31, 2021, and December 31, 2020, property, plant and equipment consisted of:

	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost:
Balance as of January 1, 2021	$52,676	$9,000	$3,263	$2,707	$448	$68,094
Additions during the period	12,271	-	82	2	7	12,362
Dispositions during the period	(43)	-	-	-	-	(43)
Balance as of March 31, 2021	64,904	9,000	3,345	2,709	455	80,413

Balance as of January 1, 2020	54,127	9,000	2,721	2,415	381	68,644
Additions during the period	9,548	-	542	306	80	10,476
Dispositions during the period	(10,999)	-	-	(14)	(13)	(11,026)
Balance as of December 31, 2020	52,676	9,000	3,263	2,707	448	68,094

Accumulated Depreciation:
Balance as of January 1, 2021	30,042	-	185	1,861	213	32,301
Depreciation	2,595	-	23	63	22	2,703
Dispositions during the period	(29)	-	-	-	-	(29)
Balance as of March 31, 2021	32,608	-	208	1,924	235	34,975

Balance as of January 1, 2020	28,976	-	101	1,641	152	30,870
Depreciation	9,762	-	84	234	68	10,148
Dispositions during the period	(8,696)	-	-	(14)	(7)	(8,717)
Transfer to assets held for sale	-	-	-	-	-	-
Balance as of December 31, 2020	30,042	-	185	1,861	213	32,301
Net book value as of March 31, 2021	$32,296	$9,000	$3,137	$785	$220	$45,438
December 31, 2020	$22,634	$9,000	$3,078	$846	$235	$35,793

8

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 5: PROPERTY, PLANT AND EQUIPMENT (Cont.)

b.	Further details of the quantity and models of BVVE held by the Company are as follows:

	Bitmain Antminer S9 (BTC)	Other Bitmain Antminers (BTC) *	Innosilicon T3 & T2T (BTC) **	Canaan Avalon A10 (BTC)	MicroBT Whatsminer (BTC) ***
Quantity as of January 1, 2021	9,497	1,747	6,446	1,024	8,394
Additions during the period	-	-	-	-	4,500
Dispositions during the period	-	(14)	-	-	-
Quantity as of March 31, 2021	9,497	1,733	6,446	1,024	12,894

*	Includes 1,334 Antminer T15 and 399 Antminer S15
**	Includes 5,082 T3 and 1,364 T2T
***	Includes 4,338 M20S and 8,556 M31S+

Included in the BVVE and electrical equipment listed above are right-of-use assets consisting of 7,000 Whatsminer M31S+ with a net book value of approximately $10,677 as described in Note 7.

c.	In addition to the equipment described above, the Company placed deposits on BVVE in the amount of $21,883. These deposits are mainly for orders placed on 48,000 Whatsminer miners with expected delivery in 2022, as well as 1,500 Whatsminer miners and 700 Antminers with expected delivery in 2021. The Company has committed to paying the balance of $2,200 in Q2 2021 to acquire the 1,500 Whatsminer miners as well as $1,700 in Q3 2021 to acquire the 700 Antminers.

NOTE 6: LONG-TERM DEBT

	March 31,	December 31,
	2021	2020
Dominion Capital loan	$-	$17,092
Volta note payable and vendor financing	162	253
Total long-term debt	162	17,345
Less current maturities of long-term debt	(46)	(17,171)
Non-current maturities of long-term debt	$116	$174

On March 15, 2019, the Group entered into a secured debt financing facility for up to $20,000 with Dominion Capital LLC (the Lender). The debt facility was structured into four separate loan tranches of $5,000 per tranche. Each loan tranche bore interest at 10% per annum and the term of each loan tranche was 24 months with a balloon payment for any remaining outstanding balance at the end of the term. A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Backbone during the month was required in repayment of the total loan tranches drawn.

The loan contained a “make-whole” clause which stipulated that the 10% interest rate was calculated on the initial principal balance of the loan tranche and did not decrease as the principal balance was repaid.

9

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6: LONG-TERM DEBT (Cont.)

The 10% interest rate was calculated over the 24-month term of each loan tranche regardless of whether the loan tranche was repaid prior to its maturity. Any unpaid interest at the time of the loan tranche’s early repayment was included in the balloon payment. The loan features resulted in a loan liability measured at amortized cost, a warrant component recorded as equity, a warrant component recorded as a liability measured at fair value through profit or loss, and an embedded derivative measured at fair value through profit or loss described below.

In September 2020, the Company entered into an agreement with Dominion Capital to amend the maturity date of tranche #2 from April 2021 to November 2021. The 10% make-whole clause described below remained in effect for the 6 month extension of the second loan tranche. In addition, a conversion feature was added to tranche #3, maturing in June 2021, providing Dominion Capital with the option to convert all or a portion of the loan tranche into shares at a price of $0.59 USD per share. The conversion feature was exercisable by Dominion Capital at any time until the loan’s maturity date in June 2021. In January 2021, Dominion Capital exercised their option to convert $5,000 of debt into 8,474,577 Common Shares. In February 2021, the Company repaid the remaining debt obligation in its entirety.

Loan liability

The loan liability was initially measured as the residual amount of the proceeds received, net of transaction costs and the fair value of the warrant issuance. The loan was then measured at amortized cost using the effective interest method. Management used significant judgement and estimates when determining the effective interest rate. Payment amounts were determined as 10% of the cryptocurrency mined by Backbone. In order to calculate the effective interest rate, management estimated Backbone’s future cryptocurrency mining revenues in order to estimate the timing and amount of future loan repayments. Upon inception of each loan tranche, the effective interest rates were determined to be 26.93%, 30.16%, 37.10 % and 38.02% for the first, second, third and fourth tranches, respectively. Included in financial expenses for the three months ended March 31, 2021 is $472 (three months ended March 31, 2020 - $1,229) of interest expense related to the loan.

Warrant issuance

Bitfarms Ltd. also issued 1,666,667 Lender warrants, which vested upon issuance, to acquire 1,666,667 shares of Bitfarms Ltd. for each loan tranche drawn with an exercise price of $0.40 USD per share and an expiration date of five years. As a result, an aggregate of 6,666,668 Lender warrants to acquire 6,666,668 shares have been issued, of which 1,250,000 were exercised as of December 31, 2020. The remaining 5,416,668 warrants were exercised in January and February 2021 resulting in the issuance of 5,251,223 common shares for proceeds of approximately $1,500, see Note 9. The warrant exercises described above include the cashless exercise of 1,666,667 warrants resulting in the issuance of 1,501,222 common shares. In addition to the loan modifications described above, a cashless exercise feature was authorized for the warrants issued in connection with Tranche #2 and Tranche #3, which resulted in these warrants being reclassified from equity to a warrant liability measured at fair value through profit or loss. The Black Scholes model and the inputs below were used in determining the values of the warrants prior to their derecognition which resulted in a non-cash loss on revaluation of warrants of $2,466 included in net financial expenses (three months ended March 31, 2020 - $nil).

10

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6: LONG-TERM DEBT (Cont.)

Embedded derivative

The value of the “make-whole” clause described above will vary based on management’s projections of the timing of the loan repayment, which are based on Backbone’s cryptocurrency mining revenues. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss. The early repayment of the loan resulted in the company recording a loss on embedded derivative of $2,641 included in net financial expenses (three months ended March 31, 2020 gain of $62). See Note 12a.

NOTE 7: LEASES

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and their movements during the three month period ended March 31, 2021:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As at January 1, 2021	$5,129	$180	$84	$5,393	$11,023
Additions and extensions to ROU assets	-	98	-	98	98
Additions to property, plant and equipment	-	-	-	-	5,626
Depreciation	(223)	(20)	(7)	(250)	-
Payments	-	-	-	-	(1,490)
Interest	-	-	-	-	424
Foreign exchange	3	1	-	4	70
As at March 31, 2021	$4,909	$259	$77	$5,245	$15,751
Less current maturities of lease liabilities					(6,404)
Non-current maturities of lease liabilities					$9,347

As of March 31, 2021, the Company had entered into four two-year lease agreements for mining hardware with a cost of approximately $11,701. The leases contain bargain purchase options where the Company may purchase the leased equipment for $1.00 USD upon expiration of the lease agreement. The corresponding right-of-use assets are classified as property, plant and equipment under BVVE and electrical equipment as described in Note 5. The Company issued 336,250 warrants to the Lessor with a strike price of $0.40 USD and expiring in November 2023. Subsequent to March 31, 2021, the Company issued an additional 468,013 warrants to the Lessor with a strike price of $0.40 USD expiring in May 2023.

11

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 8: INCOME TAXES

a.	Deferred taxes

Deferred taxes are computed at a tax rate of 26.5%, based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets and loss carryforwards. Backbone currently has federal and provincial loss carryforwards of $13,584 and $19,830, respectively which can be carried forward for a period of 20 years, expiring in 2040. Management has concluded that the loss carryforwards now meet the recognition criteria to recognize a deferred tax asset under IFRS.

b.	Taxes included in profit or loss:

	Three months ended March 31,
	2021	2020
Current tax expense (benefit)
Current year	$429	$-
Prior year	-	(108)

Deferred tax expense (benefit)
Current year	241	-
Prior year	-	-
	$670	$(108)

In addition to the taxes included in profit or loss, a deferred tax expense of $1,849 was calculated on the revaluation gain on digital assets included in other comprehensive income. The Company’s total deferred tax liability as of March 31, 2021 is $2,090.

c.	Effective tax rate:

Tax on the Group’s loss before income taxes differs from the theoretical amount that would arise using the statutory tax rate applicable to net loss before income taxes as follows:

Three months ended March 31,
2021
Income tax expense at statutory rate of 26.5%	$(1,838)
Increase (decrease) in taxes resulting from:
Non-deductible expenses	5,910
Deferred tax asset previously not recognized and other	(3,402)
$670

During the three months ended March 31, 2020 the Company took a full valuation allowance on deferred tax assets.

12

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 9: SHARE CAPITAL

	Authorized	Issued and outstanding at
	March 31, 2021	March 31, 2021	December 31, 2020
		Number of shares
Common shares of no par value	Unlimited	145,016,864	88,939,359

Dominion Capital

As described in Note 6, the remaining 5,416,668 warrants were exercised in January and February 2021 resulting in the issuance of 5,251,223 common shares for proceeds of approximately $1,500. The warrant exercises described above include the cashless exercise of 1,666,667 warrants resulting in the issuance of 1,501,222 common shares. In addition to the loan modifications described in Note 6, a cashless exercise feature was authorized for the warrants issued in connection with Tranche #2 and Tranche #3, which resulted in these warrants being reclassified from equity to a warrant liability measured at fair value through profit or loss. The Black Scholes model and the inputs below were used in determining the values of the warrants relating to Tranche #2 and Tranche #3, prior to their derecognition. The derecognition of warrants containing the authorized cashless exercise feature resulted in a non-cash loss on revaluation of warrants of $2,466 included in net financial expenses (three months ended March 31, 2020 - $nil) .

	Remeasurement on settlement of warrant liability
Grant date	January 7, 2021	January 25, 2021	February 11, 2021
Dividend yield (%)	-	-	-
Expected share price volatility (%)	131%	138%	136%
Risk-free interest rate (%)	0.25%	0.25%	0.25%
Expected life of stock options (years)	0.92	0.42	0.71
Share price (CAD)	3.00	3.25	4.40
Exercise price (CAD)	0.51	0.39	0.51
Fair value of warrants (USD)	2.00	2.25	3.08
Quantity of warrants exercised	250,000	1,666,667	916,667

As described in Note 6, in January 2021, Dominion Capital exercised their option to convert $5,000 of debt into 8,474,577 Common Shares.

In January and February 2021, Dominion Capital exercised all of their remaining outstanding warrants resulting in the issuance of 5,251,223 common shares for proceeds of approximately $1,500. The warrant exercises described above include the cashless exercise of 1,666,667 warrants resulting in the issuance of 1,501,222 common shares.

13

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 9: SHARE CAPITAL (Cont.)

Private placements

In January and February 2021, the Company completed three private placements for total gross proceeds of $80,000,000 CAD in exchange for 26,036,177 Common Shares and 26,036,177 warrants to purchase Common Shares:

Closing Date	January 7, 2021	January 14, 2021	February 10, 2021
Gross proceeds (CAD)	20,000,000	20,000,000	40,000,000
Common shares issued	8,888,889	5,586,593	11,560,695
Warrants issued*	8,888,889	5,586,593	11,560,695
Warrant strike price	2.75 CAD	3.10 USD	3.01 USD
Warrant life (years)	3	3.5	3.5
Commission paid	8%	8%	8%
Broker warrants issued*	711,111	446,927	924,586
Broker warrant strike price	2.81 CAD	3.53 USD	3.39 USD
Broker warrant life (years)	3	3.5	3.5

*	All warrants issued are for the purchase of one common share in the Company

In February 2021, 8,888,889 warrants and 615,111 of the 711,111 broker warrants related to the private placement closed on January 7, 2021 were exercised resulting in the issuance of 9,504,000 common shares for proceeds of approximately $20,611 (26,172,000 CAD).

In March 2021, 5,027,933 warrants related to the private placement closed on January 14, 2021 were exercised resulting in the issuance of 5,027,933 common shares for proceeds of approximately $15,587. In addition, 800,000 of the 924,586 broker warrants issued in connection with the private placement on February 10, 2021 were exercised resulting in the issuance of 800,000 common shares for proceeds of $2,712. In total, 15,331,933 warrants have been exercised resulting in the issuance of 15,331,933 common shares for total proceeds of $38,910.

The warrants issued in connection with the private placement closed on January 7, 2021 had a strike price denominated in Canadian dollars, which is different from the Company’s functional currency of the U.S. dollar. As a result, fluctuations in the Canadian to U.S. dollar exchange rate could result in the Company receiving a variable amount of cash in its functional currency in exchange for the exercise of warrants and issuance of shares. The possibility of variation in the settlement price in the Company’s functional currency results in the warrants being classified as a liability that is measured at fair value through profit or loss. This accounting treatment does not apply to the broker warrants issued in Canadian dollars as warrants issued in exchange for goods or services are generally accounted for as equity with no remeasurement required. The Black Scholes model and the inputs below were used in determining the values of the warrants prior to their derecognition which resulted in a non- cash loss on revaluation of warrants of $17,058 included in net financial expenses.

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BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 9: SHARE CAPITAL (Cont.)

	Initial recognition	Remeasurement on settlement of warrant liability
Grant date	January 7, 2021	February 16, 2021	February 22, 2021	February 26, 2021
Dividend yield (%)	-	-	-	-
Expected share price volatility (%)	132%	137%	141%	141%
Risk-free interest rate (%)	0.25%	0.25%	0.25%	0.25%
Expected life of stock options (years)	0.5	0.38	0.38	0.38
Share price (CAD)	2.50	4.67	6.55	5.45
Exercise price (CAD)	2.75	2.75	2.75	2.75
Fair value of warrants (USD)	0.65	1.88	3.24	2.44
Quantity of warrants exercised	8,888,889	888,889	5,000,000	3,000,000

Employee Stock Options

During the three months ended March 31, 2021, employees and former employees exercised a combined total of 977,374 stock options to acquire 977,374 common shares resulting in proceeds of approximately $653 being paid to the Company.

An additional 6,221 common shares were issued during the three months ended March 31, 2021.

NOTE 10: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	March 31,	December 31,
	2021	2020
Trade payables:
Directors’ remuneration (included in accrued liabilities)	$21	$31

Lease liabilities:
Companies controlled by directors	$1,633	$1,695

Amounts due to related parties, other than lease liabilities, are unsecured, non-interest bearing and payable on demand.

b.	Transactions with related parties during the three month period ended March 31, 2021:

1.	The Company made rent payments totaling approximately $116 for the three month period ended March 31, 2021 (three month period ended March 31, 2020 $108) to companies controlled by certain directors. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities.

15

BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 10: TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

2.	The Company entered into consulting agreements with two of the directors. The consulting fees charged by directors totaled approximately $124 for the three month period ended March 31, 2021 ($60 for the three month period ended March 31, 2020).

The transactions described above were incurred in the normal course of operations. These transactions were included in consolidated statements of loss and comprehensive loss as follows:

	Three months ended March 31,
	2021	2020
General and administrative expenses	$124	60
Net financial expenses	33	38
	$157	$98

NOTE 11: SHARE BASED PAYMENT

The expense recognized in the financial statements for employee services received is shown in the following table:

	Three months ended March 31,
	2021	2020
Equity-settled share-based payment plans	$420	$1,010

The share-based payment transactions entered into between the Company and its employees and service providers during the three month period ended March 31, 2021 are described below. In March 2021, the Board of Directors approved stock option grants of 65,000 options to purchase 65,000 common shares in accordance with the stock option plan adopted on June 20, 2019. All options issued to employees become exercisable when they vest and can be exercised for a period of 5 years from the date of the grant. The inputs used to value the grants using the Black-Scholes model are as follows:

Grant date	March, 2021
Dividend yield (%)	-
Expected share price volatility (%)	135%
Risk-free interest rate (%)	0.25%
Expected life of stock options (years)	3
Share price (CAD)	6.39
Exercise price (CAD)	6.39
Fair value of options (USD)	3.80
Vesting period (years)	2
Quantity of options granted	65,000

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BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 11: SHARE BASED PAYMENT (Cont.)

Details of the outstanding stock options as of March 31, 2021 are as follows:

	March 31, 2021
	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1	8,100,221	0.72
Granted	65,000	-
Exercised	(977,374)	0.85
Forefeited	(78,675)	1.57
Expired	-	-
Outstanding, March 31, 2021	7,109,172	0.72
Exercisable, March 31, 2021	4,060,177	1.20

The weighted average contractual life of the stock options as at March 31, 2021 was 3.7 years.

NOTE 12: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

a)	Additional details on the components of net financial expenses are as follows:

	Three months ended March 31,
	2021	2020
Loss on revaluation of warrants	$19,524	$-
Loss (gain) on embedded derivative	2,641	(62)
Gain on currency exchange	(322)	(301)
Interest on long-term debt	474	1,263
Interest on lease liabilities	424	122
Warrant issuance costs	668	-
Other financial expenses	16	-
	$23,425	$1,022

b)	Earnings per share:

For the three months ended March 31, 2021, potentially dilutive securities have not been included in the calculation of diluted earnings (loss) per share because their effect is antidilutive. The additional potentially dilutive securities that would have been included in the calculation for diluted earnings per share had their effect not been anti-dilutive, for the three months ended March 31, 2021, would have been approximately 25,142,000.

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BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 13: REPORTABLE SEGMENTS

a.	General:

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance.

Accordingly, for management purposes, the Company is organized into operating segments based on the products and services of its business units and has reportable segments as follows:

Backbone	Backbone operates server farms that support the validation and verification of transactions on the blockchain, earning cryptocurrency for providing these services.

Volta	Volta provides electrician services to both commercial and residential customers in Quebec.

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly corporate expenses, are managed on a group basis.

b.	Reportable segments:

	Three months ended March 31, 2021
	Backbone	Volta	Total
Revenues*	$27,736	$696	$28,432

Cost of sales	8,443	677	9,120

Gross profit	19,293	19	19,312
General and administrative expenses	2,684	135	2,819
Loss on disposition of digital assets	22	-	22
Gain on disposal of property, plant and equipment	(18)	(1)	(19)
Net financial expenses	23,417	8	23,425
Loss before income taxes	$(6,812)	$(123)	$(6,935)

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BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 13: REPORTABLE SEGMENTS (Cont)

	Three months ended March 31, 2020
	Backbone	Volta	Total
Revenues	$8,724	$488	$9,212

Cost of sales	7,485	432	7,917

Gross profit	1,239	56	1,295
General and administrative expenses	2,582	140	2,722
Net financial expenses	1,009	13	1,022
Segment loss	$(2,352)	$(97)	$(2,449)
Unallocated corporate expenses			83
Loss before income taxes			$(2,532)

*	Included in Backbone revenues are hosting revenues of $546 (2020 - $nil).

NOTE 14: ADDITIONAL DETAILS TO THE STATEMENT OF CASH FLOWS

	Three months ended March 31,
	2021	2020
Changes in working capital components:
Decrease (increase) in trade receivables, net	$73	$327
Decrease (increase) in other current assets	(2,850)	242
Increase in electrical component inventory	(158)	(47)
Decrease (increase) in long-term deposits	27	(132)
Increase (decrease) in trade payables and accrued liabilities	588	(302)
Increase (decrease) in taxes payable	429	151
	(1,891)	239
Significant non-cash transactions:
Addition of right-of-use assets, property, plant and equipment and related lease liabilities	$5,626	$-
Purchase of property, plant and equipment financed by short-term credit	$490	$650
Extinguishment of warrant liability and long-term debt through share issuance	$24,322	$-

Certain figures in the comparative period Interim Condensed Consolidated Statements of Cash Flows have been reclassified to meet the current presentation.

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BITFARMS LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 15: SUBSEQUENT EVENTS

Acquisition of Mining Hardware and Debt Financing

On April 23, 2021, Bitfarms and Foundry Digital LLC (“Foundry”), a wholly owned subsidiary of Digital Currency Group (DCG), jointly announced Bitfarms’ purchase of 2,465 Whatsminer M30S Bitcoin mining machines through Foundry’s financial services arm. Of the 2,465 machines, the first 1,465 were previously installed in Bitfarms’ Sherbrooke facility in Q3 2020 for hosting.

Under similar terms, Bitfarms obtained additional financing from Foundry’s financial services arm to purchase an additional 1,000 Whatsminer M30S machines with expected delivery in batches from September to November 2021.

On May 6, 2021, Bitfarms announced the purchase of 6,600 S19j Pro Antminers from Bitmain, which are scheduled to be delivered in three shipments of 2,200 units in August, September, and October of 2021.

Nasdaq Listing

On May 7, 2021, Bitfarms announced that its application to list its common stock on the Nasdaq Global Market® was approved by The Nasdaq Stock Market (“Nasdaq”) under the symbol “BITF”. Bitfarms will also retain its listing on the TSX Venture Exchange under the symbol “BITF”. There are still additional approvals required prior to commencing trading.

Private Placement

On May 20, 2021, the Company closed a private placement for gross proceeds of 75,000,000 CAD:

Closing Date	May 20, 2021
Gross proceeds (CAD)	75,000,000
Common shares issued	14,150,944
Warrants issued*	10,613,208
Warrant strike price	4.87 USD
Warrant life (years)	3
Commission paid	8%
Broker warrants issued*	1,132,076
Broker warrant strike price	5.49 USD
Broker warrant life (years)	3

*	Warrants were issued to the investors at a ratio of ¾ warrant per common share issued. All warrants issued are for the purchase of one common share in the Company.

20